   SECOND QUARTER REPORT
   FOR THE THREE MONTHS
 ENDED SEPTEMBER 30, 1998


                            [PEAK LOGO APPEARS HERE]


    PEAK INTERNATIONAL LIMITED

TO OUR STOCKHOLDERS:

  For the second fiscal quarter of fiscal 1999, the Company reported that net sales fell 15% to $15.3 million from $18.0 million reported for the corresponding quarter in the previous year. Net income decreased to $3.2 million from $5.0 million reported for the second quarter of fiscal 1998. Fully diluted earnings per share decreased to 0.23 from $0.37 reported for the corresponding quarter a year ago.

  For the six-month period ended September 30, 1998, net sales fell 9% to $31.1 million from $34.0 million reported for the corresponding period last year. Net income decreased to $6.2 million from $9.1 million for the same six-month period a year ago. Fully diluted earnings per share for the period fell to $0.46 from $0.74 between these periods.

  This quarter, as we saw last quarter, included a rather disappointing final month where our expectations for strong month-end sales did not materialize. Despite this month-end weakness, the Company did experience improved operating efficiencies as a result of cost reduction programs. Management took a pay cut that averaged between 10% and 25% of their salaries depending on position. Manufacturing overhead was cut sequentially by approximately 10% and SG&A expenses were cut by approximately 8%. As a result, net income as a percentage of sales improved by 1.1% from 19.5% to 20.6%. Also included in this quarter's expenses were one-time charges associated with a workforce reduction at our small manufacturing facility in Malaysia.

  The generally slow business climate presents Peak with the opportunity to continue to strengthen our position in the market. Comparing the second quarter of fiscal 1999 with the same quarter of the previous year, the Company has expanded its customer base by 17%.

  The number of customers served per month is up from an average of 186 to 218 with only one customer exceeding 10% of sales in the second quarter of fiscal 1999. This customer's total sales are comprised of orders from nine separate manufacturing locations throughout the world. Peak's ever-broadening customer base translates into a much-improved position for the company as the industry recovers.

  With Peak's advantageous cost structure and our unique business strategy, we believe the Company can weather severe storms and emerge from them with improved prospects for the future.



/s/ Richard Brook
-----------------------------
RICHARD BROOK
PRESIDENT AND
CHIEF EXECUTIVE OFFICER
OCTOBER 28, 1998



RESULTS AT A GLANCE...

                                        SECOND QUARTER ENDED SEPTEMBER 30,
                                         1998                        1997
--------------------------------------------------------------------------
Net sales                           $15,305,000                $17,963,000
Net income                            3,154,000                  5,002,000
Per share  Diluted                  $      0.23                $      0.37


                                            SIX MONTHS ENDED SEPTEMBER 30,
                                         1998                        1997
--------------------------------------------------------------------------
Net sales                           $31,074,000                $34,033,000
Net income                            6,234,000                  9,109,000
Per share  Diluted                  $      0.46                $      0.74

                       CONSOLIDATED STATEMENTS OF INCOME

                                         Three Months Ended September 30
                                                             (Unaudited)
                                            1998                   1997
------------------------------------------------------------------------
(in thousands, except per share data)
Net Sales                              $  15,305               $  17,963
Cost of Goods Sold                         9,328                   9,689
                                        --------                --------
Gross Profit                               5,977                   8,274
General & Administrative, and
 Research & Development                    1,707                   1,627
Selling & Marketing                        1,375                   1,347
                                        --------                --------
Operating Income                           2,895                   5,300
Other Income - net                           352                      19
Interest Income - net                        218                     127
                                        --------                --------
Profit Before Tax                          3,465                   5,446
Taxation                                     311                     444
                                        --------                --------
NET INCOME                             $   3,154               $   5,002
                                        ========                ========
EARNINGS PER SHARE
- Basic                                $    0.23               $    0.37
- Diluted                              $    0.23               $    0.37
Weighted Avg #Shares-Diluted              13,509                  13,639


                                           Six Months Ended September 30
                                                             (Unaudited)
                                            1998                   1997
------------------------------------------------------------------------
(in thousands, except per share data)
Net Sales                              $  31,074               $  34,033
Cost of Goods Sold                        18,774                  18,976
                                        --------                --------
Gross Profit                              12,300                  15,057
General & Administrative, and
 Research & Development                    3,462                   2,811
Selling & Marketing                        2,902                   2,638
                                        --------                --------
Operating Income                           5,936                   9,608
Other Income  net                            446                     415
Interest Income  net                         467                    (137)
                                        --------                --------
Profit Before Tax                          6,849                   9,886
Taxation                                     615                     777
                                        --------                --------
NET INCOME                             $   6,234               $   9,109
                                        ========                ========
EARNINGS PER SHARE
- Basic                                $    0.46               $    0.75
- Diluted                              $    0.46               $    0.74
Weighted Avg #Shares-Diluted              13,596                  12,239

                          CONSOLIDATED BALANCE SHEETS


                                   September 30,            March 31, 1998
                                        1998
                                    (unaudited)
--------------------------------------------------------------------------
(in thousands)
ASSETS
Current assets:
 Cash & cash equivalents                $  14,157                $  19,314
 Accounts receivable-net                   10,196                   14,416
 Inventory-net                             28,865                   27,941
 Other current assets                       1,901                    1,521
                                         --------                 --------
  Total Current Assets                     55,119                   63,192
                                         --------                 --------
 Property, plant and
  equipment-net                            40,885                   26,348
                                         --------                 --------
TOTALS                                  $  96,004                $  89,540
                                         ========                 ========

LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current Liabilities:
 Bank borrowings                              453                       89
 Accounts payable                           6,062                    7,251
 Taxation                                   4,326                    3,800
  Total Current Liabilities                10,841                   11,140
                                         --------                 --------
Deferred income taxes                         831                      818
                                         --------                 --------
  Total Liabilities                        11,672                   11,958
                                         --------                 --------
Stockholders' Equity:
 Share capital                                135                      135
 Additional paid-in capital                34,620                   34,034
 Retained earnings                         50,351                   44,117
 Cumulative translation
  adjustment                                 (774)                    (704)
  Total stockholders' equity               84,332                   77,582
                                         --------                 --------
TOTALS                                  $  96,004                $  89,540
                                         ========                 ========

[PEAK LOGO APPEARS HERE]

Peak International Limited, 2111 Kramer Lane, Austin, TX  78758  (512) 339-4684